1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 15, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Valerie Lithotomos, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File Nos. 033-23166; 811-05624)

Dear Ms. Lithotomos:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Vitality Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2021. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 250 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 21, 2021.

COMMENTS TO THE PROSPECTUS

Comment 1.      Please supplementally confirm that the amounts shown in the section of the Fund’s prospectus entitled “Fund Summary—Fees and Expenses—Example” reflect the expense limitation arrangement for the currently disclosed period only.

Response 1. We confirm that the amounts shown in the section of the Fund’s prospectus entitled “Fund Summary—Fees and Expenses—Example” reflect the expense limitation arrangement for the currently disclosed period only.

Comment 2.      In the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies,” please consider revising the disclosure to more clearly define “ESG.” Please also consider clarifying the specific areas of ESG focus.

Response 2. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that the investment process takes into account ESG issues when making investment decisions, which is further clarified by disclosure regarding the manner in which the Adviser engages portfolio companies with respect to ESG matters. In addition, we supplementally confirm that the Adviser considers various factors in determining the materially important environmental and/or social issues facing a company.

Comment 3.      Please consider adding risk disclosure related to the Fund’s ESG investment criteria.

Response 3. The disclosure has been revised accordingly.

Comment 4.      Please supplementally explain why it is appropriate for an open-end fund to invest in special purpose acquisition companies (“SPACs”) given their liquidity profile.

Response 4. The Fund is managed in accordance with the applicable limitations of the Investment Company Act of 1940, as amended. The Fund evaluates the liquidity of its investments in SPACs pursuant to the same compliance policies and procedures the Fund uses to evaluate its other investments.

Comment 5.      Please consider adding liquidity risk disclosure corresponding to the Fund’s potential investments in SPACs.

Response 5. We respectfully acknowledge the comment; however, we believe the existing disclosure in the sections of the Fund’s prospectus entitled “Fund Summary—Principal Risks—Liquidity” and “Additional Information About the Fund’s Investment Strategies and Related Risks—Liquidity” to be appropriate.

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Comment 6.      Please consider revising the Fund’s disclosure to include an explanation of how the Adviser will identify and select SPACs for investment. Please also consider clarifying whether the Fund will seek to invest in SPACs that plan to target companies in a particular sector or industry.

Response 6. We respectfully acknowledge the comment; however, we believe that the Fund’s prospectus appropriately discloses that the Fund will invest in SPACs in the same manner and using the same investment process in which it will invest in other equity securities.

Comment 7.     The sixth paragraph of the section of the Fund’s prospectus entitled “Fund Summary–Principal Investment Strategies” states that the “The Adviser may invest up to 25% of the Fund’s total assets in foreign securities, including emerging market securities[.]” Please consider disclosing whether the Fund’s investments in foreign securities, including emerging market securities, will be focused on the healthcare industry.

Response 7. We respectfully acknowledge the comment; however, we believe the existing disclosure in the sections of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies,” “Fund Summary—Principal Risks—Healthcare Sector,” “Details of the Fund—Approach,” “Details of the Fund—Process” and “Additional Information About the Fund’s Investment Strategies and Related Risks—Healthcare Sector” to be appropriate.

Comment 8.      Please add appropriate disclosure to the Fund’s fee and expense table if the Fund’s acquired fund fees and expenses are anticipated to exceed 0.01% (one basis point) of average net assets of the Fund.

Response 8. We confirm that the Fund’s acquired fund fees and expenses are not anticipated to exceed 0.01% (one basis point) of average net assets of the Fund.

Comment 9.      Please consider adding principal risk disclosure related to investing in derivatives.

Response 9. We respectfully acknowledge the comment; however, we believe that the existing disclosure is appropriate in light of the anticipated level of the Fund’s investment in derivatives.

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Comment 10.    Please consider revising the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to include small- and mid-cap companies.

Response 10. We respectfully acknowledge the comment; however, we believe that the sections of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies,” “Fund Summary—Principal Risks—Small and Mid Cap Companies” and “Additional Information About the Fund’s Investment Strategies and Related Risks—Small and Mid Cap Companies” appropriately disclose that small- and mid-cap company risk is a risk associated with the Fund’s principal investment strategies, but that investments in small- and mid-cap companies are not a principal investment strategy.

Comment 11.    Please consider including the month and year that each portfolio manager began managing the Fund in the section of the Fund’s prospectus entitled “Fund Summary—Fund Management—Porfolio Managers.”

Response 11. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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